RECEIVED

2007 JUL 31 A 10: 24

OFFICE OF INTERNA... CORPORATE FI...

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 25, 2007

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07025605

SUPPL

Dear Sir

Sub.: Disclosure in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

We refer to your letter, granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform that we have submitted the following disclosure to the Stock Exchanges in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997.

Sr. No.	Particulars
1.	Letters dated July 25, 2007, pertaining to disclosures required to be made under Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997.

Copies of the above mentioned letters are enclosed for information and record.

PROCESSED

AUG 0 2 2007

THOMSON FINANCIAL

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target~~ / Reporting Company) : Reliance Energy Limited

Date of Reporting : July 20, 2007

Names of Stock Exchanges where shares of the Reporting / ~~Target~~ Company are listed : Bombay Stock Exchange Limited
National Stock Exchange of India Limited

GDR's of the Company are listed on : The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
Names	As on March 31, 2007		As on March 31, 2006		Changes, if any between (A) & (B)	As on Record date for dividend for 2006-2007		As on Record date for dividend for 2005-2006		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)											
	As on March 31, 2007		As on March 31, 2006		Changes, if any between (A) & (B)		As on Record date for dividend for the current year		As on Record date for dividend for 2005-2006(previous year)		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
	A		B		C		D		E		F	
1. Reliance Energy Ventures Limited							-	-	90,924,724	42.82	(90,924,724)	(42.82)
2. AAA Project Ventures Private Limited							77,498,937	33.91	10,416,000	4.91	67,082,937	29.00
3. Shri Anil D. Ambani							139,437	0.06	-	-	139,437	0.06
4. Smt. Tina A. Ambani							123,812	0.05	-	-	123,812	0.05
5. Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)							125,231	0.05	-	-	125,231	0.05
6. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)							7	0.00	-	-	7	0.00
7. Smt Kokila D. Ambani							274,891	0.12	-	-	274,891	0.12
8. Reliance Innoventures Private Limited							864,675	0.38	-	-	864,675	0.38
9. Reliance Capital Limited							1,653	-	11,995,139	5.65	(11,993,486)	(5.65)
Total							79,028,643	34.58	113,335,863	53.38	(34,307,220)	(18.80)

Foe Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai

Date: July 20, 2007

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 25, 2007

The Manager, DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 500390

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, kindly find enclosed, in the prescribed format, information about persons holding more than 15% shares or voting rights and promoters or persons having control over the Company, together with persons acting in concert (PAC) with them as on July 10, 2007 being record date of the company for the purpose of declaration of Dividend.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 25, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Code: REL

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, kindly find enclosed, in the prescribed format, information about persons holding more than 15% shares or voting rights and promoters or persons having control of over the Company, together with persons acting in concert (PAC) with them as on July 10, 2007 being record date of the company for the purpose of declaration of Dividend.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

END